Exhibit 12

Peoples Energy Corporation and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	12 months ended	Fiscal years ended September 30,
	12/31/2005	2005	2004	2003	2002	2001

Net Income Before Preferred
Stock Dividends, as reported	$ 36,176	$ 78,133	$ 81,564	$ 103,934	$ 89,071	$ 96,939

Change in undistributed earnings from equity investees	(12,560)	(10,150)	(8,327)	4,740	12,216	(7,587)

Add - Income Taxes	15,504	44,704	37,833	59,182	46,321	51,372
Fixed charges excluding capitalized interest	51,328	50,615	48,426	49,441	56,439	72,051

Earnings	$ 90,448	$ 163,302	$ 159,496	$ 217,297	$ 204,047	$ 212,775

Fixed charges including capitalized interest	$ 51,328	$ 50,615	$ 48,426	$ 49,441	$ 56,439	$ 72,051

Ratio of Earnings to Fixed Charges	1.76	3.23	3.29	4.40	3.62	2.95